SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                            AMENDMENT NO. 4
                                  TO
                            SCHEDULE 14D-9

                   Solicitation/Recommendation Statement
                    Pursuant to Section 14(d)(4) of the
                     Securities Exchange Act of 1934

                         FIRST INTERSTATE BANCORP
                         (Name of Subject Company)

                         FIRST INTERSTATE BANCORP
                      (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $2.00 PER SHARE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (Title of Class of Securities)

                              320548100
                   (CUSIP Number of Class of Securities)

                         WILLIAM J. BOGAARD, ESQ.
                EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                        FIRST INTERSTATE BANCORP
                         633 WEST FIFTH STREET
                         LOS ANGELES, CA 90071
                            (213) 614-3001
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
          AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
          ON BEHALF OF THE PERSON FILING STATEMENT)

                              COPY TO:

                          FRED B. WHITE III, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                             919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                              (212) 735-3000


               First Interstate Bancorp ("First Interstate") hereby amends and supplements its statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on November 20, 1995, as amended by Amendments No. 1 through No. 3 thereto (the "Schedule 14D-9"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-9.

          ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

               The information set forth in the "Litigation" subsection of Item (8) of the Schedule 14D-9 is hereby amended and supplemented by the following information:

               On December 12, 1995 the plaintiffs in the Delaware Consolidated Action were granted leave to file a Third Amended and Supplemental Class Action Complaint (the "Third Amended Complaint"). In addition to the claims previously alleged in the Second Amended Complaint, the Third Amended Complaint alleges that the First Interstate Board, during its evaluation of potential strategic partners, failed to consider adequately that FBS' repurchases of its own stock "artificially inflated or supported" the market price of FBS' common stock and therefore effected negatively the fairness of the
          consideration offered in the Merger.   The Third Amended
          Complaint also alleges that First Interstate's Schedule 14D-9, press release and letter to shareholders, all dated and filed with the SEC on November 20, 1995, contain untrue statements of material facts and omit other material facts. In addition to the relief previously requested, the Third Amended Complaint requests, among other things, an order compelling the defendants to make supplemental disclosure of the allegedly omitted facts. The defendants intend to defend vigorously against these new claims.

               On December 18, 1995 First Interstate filed suit against Wells in the Federal District Court in Delaware (the "Delaware Federal Action"). In its complaint, First Interstate alleges that Wells has embarked upon a campaign of deceit and manipulation designed to undermine the Merger and force the First Interstate Board to accept the Wells Offer. First Interstate alleges that Wells' campaign has included non-disclosure and misrepresentation of numerous material facts in violation of Sections 14(a) and 14(e) of the Securities Exchange Act of 1934, as amended. First Interstate requests, among other things, injunctive relief ordering Wells to publicly disclose and correct its violations of the securities laws. First Interstate also requests an order enjoining Wells from pursuing the Wells Offer until such time in 1996 as the 1996 earnings and other estimates disseminated by Wells can be verified or disproved through the reporting of actual earnings. First Interstate intends to pursue vigorously these claims.

          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

               The following Exhibits are filed herewith:

          Exhibit 45:    Third Amended and Supplemental Class
                         Action Complaint in In re First Interstate
                         Bancorp Shareholder Litig. (Delaware
                         Chancery Court).

          Exhibit 46:    Complaint in First Interstate Bancorp v.
                         Wells Fargo & Company, et al. (Delaware
                         Chancery Court).


                                  SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   FIRST INTERSTATE BANCORP

                                    By: /s/ William J. Bogaard

                                         William J. Bogaard
                                         Executive Vice President
                                         and General Counsel

          Dated:  December 19, 1995